UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)*


                                JAGGED PEAK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    47008R103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSOURCE STRUCTURED DEBT LIMITED

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 47008R103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,466,291 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,466,291 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,291 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: JAGGED PEAK, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            13577 Feather Sound Drive, Suite 330, Clearwater, Florida 33762

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd. and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 47008R103

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 1,466,291 shares of Common Stock*

            (b) Percent of Class: 9.99%*


            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 1,461,296 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,466,291 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 14,677,594 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Jagged Peak, Inc., a Nevada corporation (the "Company") as of November 7, 2008, as disclosed in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 26, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("Psource"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("VOFF SPV I" and together with Valens U.S., Psource and the Fund, the "Investors") collectively held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.00 per Share, subject to certain adjustments (the "Term Note") (ii) a warrant (the "Warrant") to acquire 3,722 Shares, at an exercise price of $0.01 per Share, and (iii) 567,971 Shares. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). With respect to the Term Note, the Term Note shall also automatically become null and void upon receipt by the holder of a notice of redemption from the Company. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Psource is managed by LCM. Valens U.S. and VOFF SPV I are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by Psource, Valens U.S. and VOFF SPV I reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 11, 2009
                                        ---------------------------------
                                        Date


                                        LAURUS MASTER FUND, LTD.
                                        (In Liquidation)
                                        By:  Laurus Capital Management, LLC
                                        its investment manager

                                        /s/ David Grin
                                        ---------------------------------
                                        David Grin
                                        Principal

                                   APPENDIX A


A.    Name:                  Laurus Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

B.    Name:                  PSource Structured Debt Limited,
                             a closed ended company incorporated with limited
                             liability in Guernsey
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Guernsey


C.    Name:                  Valens U.S. SPV I, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware


D.    Name:                  Valens Offshore SPV I, Ltd.
                             a Cayman Islands limited company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Cayman Islands


E.    Name:                  Valens Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware


F.    Name:                  Eugene Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Laurus Capital Management, LLC
      Citizenship:           United States

F.    Name:                  David Grin

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Principal Occupation:  Principal of Laurus Capital Management, LLC
      Citizenship:           Israel

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ David Grin
---------------------------------
David Grin
Principal
February 11, 2009


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
---------------------------------
David Grin
Principal
February 11, 2009


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 11, 2009


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 11, 2009